28 Liberty Street, 41st Floor

New York, NY 10005

D / 212-238-8619

June 15, 2023

via hand delivery and edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Sardra Wall
John Hodgin
Jenifer O’Brien
Shannon Buskirk
Anuja A. Majmudar
Timothy Levenberg

Re:	Greenfire Resources Ltd. Registration Statement on Form F-4 Filed April 21, 2023 File No. 333-271381

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (“New Greenfire” or the “Company”), we are providing the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated May 19, 2023, with respect to the above-referenced Company’s registration statement on Form F-4 (the “Registration Statement/Proxy Statement”).

The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement/Proxy Statement (the “Amended Registration Statement/Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Registration Statement/Proxy Statement. We are separately furnishing to the Staff courtesy copies of the Amended Registration Statement/Proxy Statement marked to show the changes to the Registration Statement/Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement/Proxy Statement. All references to page numbers in the Company’s responses are to the pages of the Amended Registration Statement/Proxy Statement.

Form F-4 filed April 21, 2023 Certain Terms Defined, page ix

1.	Please expand your filing to include relevant definitions for oil and gas industry terms, including bitumen.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages x, xi, xiv, xix, xx, and xxi of the Amended Registration Statement/Proxy Statement to include the definitions of “bbl”, “bbls/d”, “bitumen”, “COGE Handbook”, “diluent”, “in situ”, “NI 51-101”, “reservoir”, “WCS”, “WDB” and “WTD”.

Summary Term Sheet, page 1

2.	Please add disclosure here, and where applicable, to explain why the tables on page 4 reflecting the No Redemptions and 50% Redemptions scenarios result in the same number of shares and percent for the basic and fully diluted basis presentations. Supplementally, please provide us with a reconciliation of the conversion of the 30,000,000 outstanding MBSC Class A common stock and the 7,500,000 Class B common stock into the 9,900,990 and 5,000,000 shares held by current MBSC Public Stockholders and the MBSC Sponsor, respectively.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 113-114 of the Amended Registration Statement/Proxy Statement.

The reconciliation of the conversion of the 30,000,000 outstanding MBSC Class A common stock and the 7,500,000 Class B common stock into the 9,900,990 and 5,000,000 shares held by current MBSC Public Stockholders and the MBSC Sponsor, respectively, is as follows:

The current MBSC Public Stockholders hold 30,000,000 MBSC Class A Common Shares in the aggregate. Pursuant to the Business Combination Agreement, in the event that an amount of cash greater than $100,000,000 remains in the Trust Account after giving effect to the MBSC Stockholder Redemption, at the closing of the Business Combination each MBSC Class A Common Share that has not been redeemed will be automatically converted into and exchanged for the right to receive (i) a fraction of a new Greenfire Common Share equal to $100,000,000 divided by the amount in the Trust Account after giving effect to the MBSC Stockholder Redemption, and (ii) an amount of cash determined by reference to the Business Combination Agreement. In all scenarios where greater than $100,000,000 remains in the Trust Account after giving effect to the MBSC Stockholder Redemption (including both the no redemption and 50% redemption scenarios), exactly 9,900,990 New Greenfire Common Shares will be issued to holders of MBSC Class A Common Shares.

By way of example, in the 50% redemption scenario, 15,000,000 MBSC Class A Common Shares will remain outstanding, and approximately $151,500,000 will remain in the Trust Account, after giving effect to the MBSC Stockholder Redemption. At the Merger Effective Time, each such MBSC Class A Common Share would be automatically converted into and exchanged for the right to receive a fraction of a new Greenfire Common Share equal to $100,000,000 divided by $151,500,000, or approximately 0.660066, resulting in 9,900,990 New Greenfire Common Shares. Alternatively, in the no redemption scenario, 30,000,000 MBSC Class A Common Shares will remain outstanding, and approximately $303,000,000 will remain in the Trust Account, after giving effect to the MBSC Stockholder Redemption. At the Merger Effective Time, Each such MBSC Class A Common Share would be automatically converted into and exchanged for the right to receive a fraction of a new Greenfire Common Share equal to $100,000,000 divided by $303,000,000, or approximately 0.3300330033, resulting in 9,900,990 New Greenfire Common Shares.

The MBSC Sponsor holds 7,500,000 MBSC Class B Common Shares. Pursuant to the MBSC Sponsor Class B Share Forfeitures, in both the no redemption and 50% redemption scenarios, 2,500,000 MBSC Class B Common Shares held by the MBSC Sponsor will be forfeited and cancelled for no consideration, resulting in 5,000,000 MBSC Class B Common Shares. At the Merger Effective Time, each issued and outstanding MBSC Class B Common Share (after giving effect to the MBSC Sponsor Class B Share Forfeitures and any other transfers of MBSC Class B Common Shares in connection with the Closing) will be automatically converted into and exchanged for the right to receive (i) one New Greenfire Common Share and (ii) an amount of cash determined by reference to the Business Combination Agreement, resulting in 5,000,000 New Greenfire Common Shares.

Questions and Answers about the MBSC Stockholders’ Meeting and the Business Combination, page 6

3.	Please revise your disclosure here and on page 203 to describe the extension of the time to complete the initial business combination to July 26, 2023 and describe the payments from the sponsor made relating to each extension period.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9, 210-211 and 217 of the Amended Registration Statement/Proxy Statement.

Q: What interests do the current officers and directors have in the Business Combination?, page 13

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expense for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 15-18, 45-47, 84-87, 91 and 151-154 of the Amended Registration Statement/Proxy Statement.

Risk Factors

Risks Related to Greenfire’s Operations and the Oil and Gas Industry

The COVID-19 pandemic continues to cause disruptions in economic activity in Canada ..., page 59

5.	We note your risk factor indicating that inflation and disruptions to supply chain and transportation services have the potential to disrupt Greenfire’s operations, projects and financial condition. Please update this risk factor if recent inflationary pressures or supply chain disruptions, characterized as potential, have materially impacted your operations. In this regard, identify the types of inflationary pressures and supply chain disruptions you are facing and how your business has been affected.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 61 the Amended Registration Statement/Proxy Statement.

Risk Factors

Opposition by First Nations groups to the conduct of Greenfire’s operations, development or exploratory activities may negatively impact, page 69

6.	You disclose that certain “First Nations peoples have filed a claim against the Government of Canada, the Province of Alberta, certain Governmental Entities and the Regional Municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, Aboriginal title to large areas of lands surrounding Fort McMurray, including lands on which Greenfire’s assets are located.” As circumstances warrant, please update this risk factor and provide additional details and updates under “Legal Proceedings, Investigations and Other Regulatory Matters” at page 252. See also Item 14(c) of Form F-4.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no updates or additional details to disclose as of the date hereof.

Risks Related to MBSC and the Business Combination, page 80

7.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amended Registration Statement/Proxy Statement.

Background of the Business Combination, page 119

8.	You state that MSBC “entered into non-disclosure agreements with 12 ... potential business combination targets (including Greenfire).” You also disclose that between November 2021 and August 2022, MBSC conducted preliminary due diligence on 13 companies and based on this initial round of diligence, “MBSC and/or the relevant potential target determined that 10 of the potential business combination targets. were… not attractive or feasible business combination opportunities....” Please expand your discussion in this section to describe the process utilized to evaluate these companies. Please discuss the information gathered, how and by whom it was evaluated, and any ensuing negotiations. Describe any alternative offers that were made or received. Confirm that MSBC did not enter into a non-disclosure with the thirteenth company subject to its due diligence. In addition, disclose whether Brigade had any preexisting relationships with any of these companies.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement/Proxy Statement.

9.	At page 120, you state: “Persons affiliated with Brigade had preexisting relationships with Greenfire’s management team and majority equity holders dating to 2021....” Revise to identify those with preexisting relationships. Also, disclose which members of MBSC’s management team affiliated with Brigade were introduced to Julian McIntyre and provide the actual date(s) of introductions. State what beneficial ownership of Greenfire securities Mr. McIntyre had at the specific date when a member of MBSC’s management contacted Mr. McIntyre regarding a possible combination, and identify the member of management who communicated the interest.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 121-122 of the Amended Registration Statement/Proxy Statement.

10.	Revise to clearly identify the representatives or members of management of MBSC and Greenfire who participated in the referenced meetings, discussions and negotiations. As examples, we note your general references to “representatives of MBSC” and “representatives of Greenfire.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure throughout the section entitled “The Business Combination – Background of the Business Combination” of the Amended Registration Statement/Proxy Statement.

11.	We note your disclosure that in early April 2022, MBSC submitted a non-binding high- level proposal which included a post-transaction enterprise value for Greenfire of $701 million and a post-transaction equity value of $623 million. Please revise your disclosure to summarize the basis for this offering including any analyses that were utilized to determine this initial valuation.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 122-123 of the Amended Registration Statement/Proxy Statement.

12.	We note your disclosure that on November 23, 2022, Greenfire’s management was presenting revised projections to reflect their updated view of the timing of realization of the benefits of Greenfire’s ongoing de-bottlenecking initiatives. Please revise to clarify when projections were initially provided to MBSC and the extent to which such projections were relied upon by MBSC and Greenfire throughout their negotiations.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and 128 of the Amended Registration Statement/Proxy Statement.

The Business Combination

Unaudited Prospective Financial and Operating Information, page 133

13.	You state that the Greenfire Management Projections were based on reasonable best estimates and assumptions with respect to the expected future financial performance of Greenfire. Revise your disclosure to summarize the principal assumptions used by Greenfire management in preparing the projected financial information.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 137 of the Amended Registration Statement/Proxy Statement.

14.	With regard to the key elements of the Greenfire Management Projections that are summarized in the table on page 135, please disclose whether the projections are in line with historic operating trends. If not, revise to disclose why the change in trends is appropriate or assumptions are reasonable.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Amended Registration Statement/Proxy Statement.

The Business Combination

Greenfire Projected Financial and Operating Information Reserve Report Projections, page 135

15.	Please expand the discussion of the McDaniel Reserve Projections to clarify the following key elements and assumptions relating to the estimates:

●	The individual reserves producing status categories, e.g. developed producing, developed non-producing and undeveloped reserves, that are represented in the “Total Proved Reserves” and the “Total Proved Plus Probable Reserves.”

●	The risk factors applied to each of the individual producing status categories of proved and probable reserves. Alternatively, clarify that the net quantities of proved and probable reserves as presented are unrisked and have not been adjusted for the differing levels of uncertainty as to their technical and commercial recovery.

●	The escalation factor(s) applied to the forecast of future operating expenses and capital costs. Alternatively, clarify that the costs have not be adjusted for future inflation.

●	The discount rate(s) used to determine the net revenue before tax.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 141-142 of the Amended Registration Statement/Proxy Statement.

16.	We note the disclosure of two separate presentations on pages 137 and 138 of the annual forecasts of the net revenue before tax for proved developed producing reserves. However, the individual annual figures within each presentation appear to be materially different. Please revise the presentation to resolve the inconsistency or tell us why a revision is not necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Amended Registration Statement/Proxy Statement.

17.	Please modify the presentation of the McDaniel Reserves Projections to include a column representing the remaining and total annual forecast figures to allow a direct comparison between the estimates shown in the tables on pages 137 and 138 and with the “Discounted Cash Flow Analysis” shown on page 143.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 142 of the Amended Registration Statement/Proxy Statement.

Summary of Financial Analysis Discounted Cash Flow Analysis, page 143

18.	We note that Peters discounted the resulting unlevered free cash flows using a weighted average cost of capital (“WACC”) of 15% and 10%. Please revise to disclose the WACC used for each reserve classification.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amended Registration Statement/Proxy Statement.

Potential Purchases of Public Shares, page 149

19.	We note your disclosure here and on pages 12 and 90 that the Sponsor, management, advisors or any of their respective affiliates may purchase shares in privately negotiated transactions from stockholders who would have otherwise elected to have their shares redeemed in connection with the business combination. You further state that the “purpose of any such purchases of MBSC Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining MBSC Stockholder Approval....” Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and refers to the Tender Offer Compliance and Disclosure Interpretation Question 166.01 (March 22, 2022) (“CD&I Question 166.01”) that sets forth parameters relating to purchases by a SPAC sponsor or its affiliates outside of the redemption offer. In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 91 and 154 of the Amended Registration Statement/Proxy Statement.

The Company agrees and confirms that any purchase of MBSC’s securities will comply with the conditions indicated in C&DI Question 166.01. In the revised disclosure on the above referenced pages, the Company discloses that any public shares purchased by the MBSC Sponsor or affiliates of MBSC will: (i) be purchased at a price no higher than the price offered through the MBSC Stockholder Redemption, (ii) not be voted in favor of the business combination transaction and (iii) not have redemption rights, or such rights would be waived. The Company also respectfully informs the Staff that, in the event of such purchase, MBSC intends to file on a Form 8-K the requisite information outlined in C&DI Question 166.01.

The Business Combination, page 152

20.	You state here that the MBSC IPO generated deferred underwriting fees of approximately $14.28 million but that amount was subsequently reduced to $10 million. Please clarify the terms of reducing the deferred underwriting fee as you otherwise disclose elsewhere that the underwriters are entitled to a deferred fee of $14,280,000 in the aggregate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 213, 239 and 240 of the Amended Registration Statement/Proxy Statement.

Material U.S. Federal Income Tax Considerations, page 162

21.	At page 166, you state that “it is expected that the Merger, the Amalgamation and certain related transactions, taken together, should qualify as a transaction described in Section 351 of the Code and that Section 367(a)(1) of the Code is not expected to apply to require gain recognition by MBSC Stockholders that exchange their MBSC Class A Common Shares for New Greenfire Common Shares in the Merger (other than in the case of any Excepted 5% Shareholder).” In a risk factor at page 91, you disclose that if this is not the case, “MBSC Stockholders may be required to pay substantial U.S. federal income taxes as a result of the Merger.” Therefore, it is apparent that the tax consequences may be material to stockholders. Please revise your disclosures to identify tax counsel and file a related opinion if you intend to indicate anything other than that the transactions will be taxable for federal income tax purposes. In addition, you will need to make clear that your conclusions as to tax treatment under the various sections you cite are based upon the opinion of named tax counsel. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Amended Registration Statement/Proxy Statement. The Company has also filed a form of opinion as to certain tax matters as Exhibit 8.1 to the Amended Registration Statement/Proxy Statement.

Subscription Agreements, page 181

22.	We note your disclosure that MBSC and New Greenfire entered into subscription agreements with certain investors to subscribe for an aggregate of (i) 4,950,496 MBSC Class A Common Shares for an aggregate purchase price of approximately $50,000,000 and (ii) $50,000,000 aggregate principal amount of New Greenfire Convertible Notes. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the MSBC Sponsor, directors, officers or their affiliates will participate in the private placement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Amended Registration Statement/Proxy Statement.

23.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of the New Greenfire Convertible Notes and to disclose the potential impact of those securities on non-redeeming shareholders.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 328 to describe the potential impact of those securities on non-redeeming shareholders and on pages 1, 37, 186-187, 328 to discuss more of the key terms of the New Greenfire Convertible Notes.

Sponsor Support Agreement, page 182

24.	We note that MBSC entered into the Sponsor Support Agreement with the MBSC Sponsor, New Greenfire and Greenfire and the sponsor agreed to, among other things, waive its redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 37, 187 and 345 of the Amended Registration Statement/Proxy Statement.

The Business Combination Agreement and Ancillary Documents Ancillary Documents

Investor Rights Agreement, page 182

25.	We note your disclosure that pursuant to the terms of the Investor Rights Agreement, New Greenfire will agree that within 30 calendar days following the Closing Date, New Greenfire will file with the SEC the Resale Registration Statement. Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 38, 187-188 and 328 of the Amended Registration Statement/Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information Description of the Business Combination, page 185

26.	Supplementally, please tell us if you considered whether pro forma effect should be given to the fact that Greenfire Shareholders have an ability to exercise dissent rights pursuant to the Plan of Arrangement.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises that one of the conditions to the obligations of MBSC, Greenfire and the Acquisition Entities to the consummation of the Business Combination is that holders of no more than 1% of the aggregate number of outstanding Greenfire Common Shares shall have exercised dissent rights (See Section 9.1 (j) of the Business Combination Agreement).

Furthermore, agreements in support of the Business Combination have been signed by the Greenfire Founders, which is a small group of shareholders who own the majority of the outstanding Greenfire Common Shares.

The Company has considered the possible pro forma impact of dissent rights pursuant to the Plan of Arrangement but has determined, for the reasons described above, that the impact would be immaterial.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 195

27.	Please expand the notes to your pro forma financial statements to provide pro forma reserve information. Refer to Question 4 of SAB Topic 2.D.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Amended Registration Statement/Proxy Statement and respectfully advises that disclosure of reserve information for Greenfire, as required by FASB ASC 932, is disclosed on pages 252 to 254 of the Registration Statement. Pro-forma reserve information comparable to the disclosure required under FASB ASC 932 was not included as it would be identical to that of the reserve disclosures of Greenfire provided on pages 252 to 254 of the Registration Statement, due to the fact that MSBC does not hold/control any mineral assets.

28.	Expand footnote (1) to the tables presented on page 195 and 196 to explain in further detail the Greenfire Exchange Ratio and how it is determined.

RESPONSE: In responses to the Staff’s comment, the Company has revised the disclosure in footnote (1) to the tables presented on pages 202 of the Amended Registration Statement/Proxy Statement.

MBSC Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Going Concern, page 231

29.	You disclose that as of December 31, 2022, MBSC had cash and marketable securities held in the Trust Account of $307M. In Statements of Cash Flows at page F-6, we note that “Proceeds from sale and redemption of marketable securities held in Trust Account” and the “Purchase of marketable securities held in Trust Account” of $913.8M and $912.9M, respectively, are significantly larger than the initial tabular entry of $303M for “Investment in marketable securities held in Trust Account.” Please disclose how MBSC was able to purchase $912.9M in marketable securities during the year ended December 31, 2022.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. MBSC notes that there were multiple sales and redemptions of short-term marketable securities during the year ended December 31, 2022. As such, the underlying funds were received in connection with sales of such short-term marketable securities and reinvested repeatedly. However, in accordance with GAAP, MBSC’s Statement of Cash Flows is required to account for the sales and the redemptions individually and not on a net basis.

MBSC Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates

Derivative Liabilities, page 233

30.	We note that you engaged a third-party valuation firm to conduct valuations of the derivative liabilities identified as the Forward Purchase Agreement and Subscription Agreements. Please tell us your consideration of Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations as it relates to naming the expert and filing a consent as an exhibit to the registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 241 of the Amended Registration Statement/Proxy Statement to make clear that the disclosure is a statement of MBSC.

Business of Greenfire and Certain Information About Greenfire Description of Business

Principal Properties, page 240

31.	Please expand your disclosure to address the following requirements:

●	Disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled. Refer to Item 1205 of Regulation S-K.

●	Disclose your present activities, including any wells or operations and related activities of material importance. Refer to Item 1206 of Regulation S-K.

●	Disclose the total gross and net productive wells, expressed separately by well type (e.g. oil, synthetic oil, bitumen and gas). Refer to Item 1208(a) of Regulation S-K.

●	Disclose the total gross and net developed and undeveloped acreage amounts and disclose any material near-term undeveloped acreage expirations. Refer to Items 1208(a) and (b) of Regulation S-K.

RESPONSE: RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 248-249 of the Amended Registration Statement/Proxy Statement.

Reserves, page 243

32.	Please expand the description of the evaluation of Greenfire’s reserves to discuss the internal controls used by Greenfire in its reserves estimation effort and disclose the qualifications of the technical person within Greenfire primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 251 of the Amended Registration Statement/Proxy Statement.

33.	The two reserve reports prepared by McDaniel & Associates Consultants Ltd. were filed as Exhibits 99.8 and 99.9; however, these reports are referred to as Exhibits 99.7 and 99.8 on page 244. Please reconcile the inconsistency.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 140, 251 and 354 of the Amended Registration Statement/Proxy Statement. Moreover, the Company has filed as Exhibits 99.8 and 99.9 re-issued reserve reports of McDaniel to address comment #34 and #41 of the Staff.

Summary of Corporate Reserves, page 245

34.	The reserve reconciliation presented on page 245 includes total 2022 net bitumen production after royalties of 7,116.9 MBbl and total (“technical”) revisions of -16,431.0 MBbl comprised of -26.2 MMBoe resulting from economic factors, e.g. higher prices, and+9.8 MMBoe of revisions other than price; however, the Reconciliation of Reserves on page 25 of Exhibit 99.8 presents 2022 net bitumen production after royalties of 9,034 MBbl, -26.2 MMBbl resulting from revisions due to economic factors and +11.7 MMBbl of other revisions. Please review and reconcile any discrepancies, or explain why a revision is not required.

RESPONSE: The Company has filed as Exhibits 99.8 a re-issued reserve reports of McDaniel to correct the discrepancies noted by the Staff.

35.	Please expand your explanation of the +9.8 MMBoe increase, to separately identify and quantify each contributing factor, including offsetting factors, so the change is fully reconciled. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 253 of the Amended Registration Statement/Proxy Statement.

36.	The reconciliation of changes in proved undeveloped reserves during 2022 included Technical Revisions of negative 16.2 MMBoe. Please expand your disclosure to provide an explanation for this negative revision to separately identify and quantify each contributing factor, including offsetting factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 253 of the Amended Registration Statement/Proxy Statement.

37.	We note that no proved undeveloped reserves were converted to developed status during the year ended December 31, 2022. Please expand your disclosure to discuss the factors that impacted progress in the conversion of Greenfire’s proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 253 of the Amended Registration Statement/Proxy Statement.

38.	To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay and identify the specific circumstances that justify a time period longer than five years. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 253 of the Amended Registration Statement/Proxy Statement.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page 246

39.	Please clarify why there is a variance between the standardized measure as of December 31, 2022 of $2,096.9 million and the table that reconciles the changes, which shows a standardized measure of $2,107.9 million.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 254 of the Amended Registration Statement/Proxy Statement.

40.	Please revise your presentation of the standardized measure of discounted future net cash flows to remove the subtotal of undiscounted pre-tax cash flows. Refer to Example 5 at FASB ASC 932-235-55-6 for an illustration of the requirement of FASB ASC 932-235- 50-31. In this regard, please note we do not believe a presentation materially different from Example 5 is appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 254 of the Amended Registration Statement/Proxy Statement.
41.	The figure for the standardized measure for the year ended December 31, 2021 presented on page 246 of CAD $1,437.3 million appears to be inconsistent with the comparable figure of CAD $1,631 after income tax discounted at 10% shown in Table 2-2 on page 19 of the McDaniel reserves report filed as Exhibit 99.9. Please review and reconcile any discrepancies, or explain why a revision is not required.

RESPONSE: The Company has filed as Exhibits 99.9 a re-issued reserve reports of McDaniel to correct the discrepancies noted by the Staff.

42.	The table of changes in standardized measure includes a “Change due to Prices” during 2022 of positive CAD $1,175 million; however, the reconciliation of reserves for 2022 contains a negative 26.2 MMBoe change due to higher prices. Please review and revise this change calculation or explain why a revision is not needed.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises that a revision is not necessary. The reconciliations presented within the report reflect the net bitumen reserves after royalties. When prices increase, the value of the reserves increase, which is reflected in the positive CAD $1,175 million in the “Change due to Prices” during 2022. In Alberta, royalty rates are tied to the price of WTI. A higher WTI price results in higher royalties paid. When higher royalties are paid, the net reserves after royalties decrease. This change is described in the reserve reconciliations in the Amended Registration Statement/Proxy Statement that are the topic of Comments #34 and #36.

Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations

Production, page 270

43.	Please expand the disclosure of Greenfire’s bitumen production to additionally present the total annual sales volumes, net of royalties, for the years ended December 31, 2022 and 2021. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 278 of the Amended Registration Statement/Proxy Statement.

44.	Please expand the disclosure to provide the average production cost. Refer to the disclosure requirements in Item 1204(b)(2) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the costs included in operating expenses relate to the Company’s production activities. Please refer to the disclosure on page 278 and 285 of the Amended Registration Statement/Proxy Statement for average operating expenses (production cost).

Greenfire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021, page 270

45.	Please review your tabular presentation comparing the year ended December 31, 2022 to the year ended December 31, 2021 for compliance with Question 102.10(a) through (c) of the Non-GAAP Compliance and Disclosure Interpretations. In this regard, it appears this presentation results in a non-GAAP income statement.

RESPONSE: In response to Staff’s comment, the Company has revised the tabular presentation on page 278 of the Amended Registration Statement/Proxy Statement.

Oil Sales and Realized Bitumen Sales, page 273

46.	We note your non-GAAP measures titled “Realized bitumen sales,” “Realized bitumen sales rate,” and “Realized bitumen sales price,” all remove diluent expense. Since diluent expense appears to represent normal, recurring cash operating expenses necessary to operate your business, please tell us why you believe this adjustment is permitted. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures. Please also address this comment with regard to the non-GAAP measure titled “Cash operating netback.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages vii, 278, 281 and 294 of the Amended Registration Statement/Proxy Statement to remove the discussion of “Realized bitumen sales”, “Realized bitumen sales rate” and “Realized bitumen sales price”. For the non-GAAP measure titled “Cash operating netback”, the Company has revised the disclosure on pages 286, 289 and 297 to reconcile “Cash operating netback” to ‘Net income (loss) and comprehensive income (loss)”.

Current Assets and Adjusted Working Capital, page 283

47.	We note the identification of current assets as the GAAP measure most directly comparable to “Adjusted working capital,” a non-GAAP measure. We further note management views this non-GAAP measure as less volatile than current assets and current liabilities. Therefore, please tell us why you believe this is the most directly comparable GAAP measure as opposed to working capital computed with GAAP amounts.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 292 and 296 of the Amended Registration Statement/Proxy Statement.

Cash Used in Operating Activities and Adjusted Funds Flow, page 285

48.	The title of the non-GAAP measure “Adjusted funds flow” suggests that this is a non- GAAP liquidity measure. However, we note that the measure adjusts cash flow from operating activities to exclude acquisition transaction costs and restructuring costs. As such, it is unclear how this is a liquidity measure. In this regard, non-GAAP liquidity measures should not exclude charges that require or have required cash settlement. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K. Please also address this comment with regard to the non-GAAP measure titled “Free funds flow.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 289, 293 and 295 of the Amended Registration Statement/Proxy Statement. The Company has removed the non-GAAP measure “Adjusted funds flow” and added a non-GAAP measure “Adjusted EBITDA”.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 294 and 296 of the Amended Registration Statement/Proxy Statement. The Company has adjusted the non-GAAP measure “Free funds flow” so that it does not exclude charges that require or have required cash settlement.

49.	We further note your disclosure of adjusted funds flow and free funds flow on a per barrel basis as non-GAAP financial ratios. Please present the ratios as calculated using the most directly comparable GAAP measures with equal or greater prominence. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

RESPONSE: In response to Staff’s comment, the Company has revised the disclosure on page 294 of the Amended Registration Statement/Proxy Statement.

Index to Financial Statements

Audited Financial Statements of Greenfire Resources Inc. Notes to the Consolidated Financial Statements, page F-41

50.	We note these financial statements do not include disclosure required by FASB ASC Topic 932. See Instruction 2 to Item 18 of the Form 20-F and revise your presentation as necessary or otherwise advise.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully advises that although not contained in the audited annual financial statements, the Company believes that pages 251 to 253 of the Amended Registration Statement/Proxy Statement contain the disclosure required by FASB ASC Topic 932.

Note 1. Corporate Information, page F-41

51.	We note your disclosure stating that “Prior to the acquisition of JACOS, the Company had limited operations, as such the Company has determined JACOS to be the predecessor company.” As the Company’s predecessor, financial information for JACOS is required for all periods before the succession as if it were the Company, with no lapse in audited periods or omission of other required information, such as MD&A, pursuant to Article 3 of Regulation S-X. Please tell us your consideration of providing predecessor and successor periods within the audited financial statements of Greenfire Resources Inc.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully advises that Greenfire Resources Inc. was incorporated on November 2, 2020, and subsequently acquired the Demo Asset on April 5, 2021. As a result, the 2021 Greenfire Resources Inc. audited financial statements include the operations of the Demo Asset from April 5, 2021 to December 31, 2021, and the operations of JACOS from the acquisition date (September 17, 2021) to December 31, 2021. The Company has determined that JACOS is the predecessor of the Company by virtue of an acquisition under Sec. 1170.1 of the Financial Reporting Manual and the definition of “predecessor” in Regulation C, Rule 405.  For purposes of financial statements, designation of an acquired business as a predecessor is required only where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity, and the registrant's own operations before the succession appear insignificant relative to the operations acquired.  Consistent with that definition, Greenfire Resources Inc. succeeded to substantially all of the business of JACOS and Greenfire Resources Inc.’s only operations prior to the acquisition were insignificant relative to the JACOS operations acquired.  The Company believed it was meaningful to provide the full financial historical financial information for Greenfire Resources Inc. Because we have provided the audited financial statements for both JACOS (prior to acquisition) and Greenfire Resources Inc., we have provided the full financials history, with no lapse in audit periods or omission of other required information. Subsequent to the acquisition date of JACOS, the financial statements of Greenfire Resources Inc. reflect all operations of the combined companies on a go-forward basis. The financial results of JACOS after it was acquired (from September 17, 2021 to December 31, 2022) are included in the Greenfire Resources Inc. audited financial statements and MD&A. All required predecessor and successor periods of JACOS are included for three years in the Amended Registration Statement/Proxy Statement.

General

52.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that the MBSC Sponsor is not, nor is it controlled by or have substantial ties with, a non-U.S. person. No other person or entity associated with, or otherwise involved in the transaction, is controlled by, or has substantial ties with a non-U.S. person. As such, the Company does not believe there is a risk that the Business Combination will be subject to review by a U.S. government entity.

53.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis. It appears that underwriting fees remain constant and are not adjusted based on redemptions.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page

5 of the Amended Registration Statement/Proxy Statement.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
David Phung, Chief Financial Officer and Director Greenfire Resources Ltd.
Charles Garner, M3 - Brigade Acquisition III Corp.
Sylvie Welsh, Burnet, Duckworth & Palmer LLP
John L. Robinson, Wachtell, Lipton, Rosen & Katz